EXHIBIT 99.1

Fury Announces C$4.3M Strategic Investment

TORONTO, May 27, 2025 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) announces that it has entered into a subscription agreement with Agnico Eagle Mines Limited (“Agnico Eagle”) pursuant to which Agnico Eagle has acquired, on a non-brokered private placement basis, 6,728,000 units in the capital of the Company (“Units”) at C$0.64 per Unit for gross proceeds of C$4,305,920 (the “Private Placement”). Each Unit consists of one common share of Fury (“Share(s)”) and one common share purchase warrant (“Warrant(s)”). Each Warrant is exercisable to purchase one Share at C$0.80 (the “Exercise Price”) for a 36-month period from the date of issuance on May 26, 2025, subject to accelerated expiry after 24 months if the market price of the Shares closes above the Exercise Price for twenty (20) consecutive trading days.

Agnico previously acquired 3,750,000 Shares (2.3% of 160,332,345 issued Shares) and this investment increases Agnico’s basic ownership to 6.3% of Fury’s issued shares and its defined “ownership interest” to 9.9% calculated on a “partially diluted” basis (calculated on the assumptions that Agnico exercises its Warrants and no other dilutive securities are exercised).

Proceeds from the Private Placement will be allocated as follows: C$3.9 million for exploration under the Company’s 2025 exploration program at the Committee Bay project in the Kitikmeot Region of Nunavut, which will be announced in the coming weeks, and the remainder is available for other projects and general corporate purposes.

“We are pleased to have Agnico Eagle, one of Canada’s premier companies and a top global gold producer, make an additional investment that will permit Fury to advance our understanding of the exploration potential at our Committee Bay project in Nunavut,” commented Tim Clark, CEO of Fury. “We believe the Arctic is likely to become increasingly important for future mineral exploration and with this in mind, we are excited to accelerate our plans to build on past drilling success. As a reminder to investors, Fury retains full ownership of this exceptional project, which spans a 300km greenstone belt—an impressive land package that is unique for a junior exploration company.”

All Shares, Warrants and any Shares issued on exercise of Warrants will have a four-month (from closing) resale restricted hold period in Canada. These securities have not been and will not be registered under the United States Securities act of 1933.

On closing of the Private Placement, the Company and Agnico Eagle entered into an investor rights agreement pursuant to which Agnico Eagle has been granted certain rights (provided that it maintains certain ownership thresholds), including (i) the right to nominate one person to the board of directors of the Company, and (ii) the right to participate in certain equity offerings and top-up its holdings in relation to dilutive issuances in order to maintain or acquire up to the greater of Agnico Eagle’s then-current ownership interest and an ownership interest of 9.9%.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 11.8 million common share position in Dolly Varden Silver Corp (approximately 14.5% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations
Tel:	(844) 601-0841
Email:	info@furygoldmines.com
Website:	www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This news release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Specific forward-looking statements contained in this news release includes information relating to use or proceeds of the Private Placement.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2024 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company's Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.